SO 3/10/03

03012984

VF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VFIC Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1022 Old Valley Forge Road
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward M. McLean 610-783-6650
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hege Kramer Connell Murphy & Goldkamp, P.C.
(Name — *if individual, state last, first, middle name*)

200 Gibraltar Road Suite 129 (Address) Horsham (City) PA (State) 19044 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 19 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward M. McLean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFIC Securities, Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to and subscribed before me this 26th day of Feb 2003.

Signature

Financial Operations Officer/CFO

Title

Notary Public

NOTARIAL SEAL
ANN M. SUPLEE, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires March 21, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VFIC SECURITIES, INC.

Financial Statements
With Supplementary Information

December 31, 2002

(With Independent Auditors' Report Thereon)

VFIC SECURITIES, INC.

Table of Contents

December 31, 2002

HKCMG HEGE KRAMER CONNELL MURPHY & GOLDKAMP, P.C.
Certified Public Accountants

North Point Office Center
200 Gibraltar Road, Suite 129
Horsham, PA 19044-2380

Phone (215) 672-6404
Fax (215) 672-6775
www.HKCMG.com

Independent Auditors' Report

The Board of Directors
VFIC Securities, Inc.:

We have audited the accompanying balance sheet of VFIC Securities, Inc. as of December 31, 2002 and the related statements of income and retained earnings, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFIC Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hege Kramer Connell Murphy & Goldkamp, P.C.

Hege Kramer Connell Murphy & Goldkamp, P.C.

Horsham, PA
February 11, 2003

VFIC SECURITIES, INC.

Balance Sheet

December 31, 2002

Assets

Current assets:		
Cash and cash equivalents	$	45,159
Accounts receivable - commissions		64,307
Prepaid insurance		11,531
Prepaid taxes		11,194
Total current assets		132,191
Other assets:		
Investment		6,500
Total assets	$	138,691

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable to affiliate	$	54,989
Stockholder's equity:		
Capital stock, no par value; authorized, 100,000 shares; issued and outstanding, 100 shares		15,000
Retained earnings		68,702
Total stockholder's equity		83,702
Total liabilities and stockholder's equity	$	138,691

See accompanying notes to financial statements.

VFIC SECURITIES, INC.

Statement of Income and Retained Earnings

Year Ended December 31, 2002

Gross commissions earned	$	635,181
General and administration expenses:		
Broker dealer fees		3,285
Dues and licenses		10,239
Employee benefits		24,334
Insurance		12,451
Maintenance expense		1,980
Management fee		430,592
Office expenses		2,843
Professional fees		3,422
Rent		20,410
Salaries		118,775
Selling		5,239
Supplies		6,692
Taxes		1,013
Telecommunication		5,626
Travel and entertainment		5,171
		652,072
Operating loss		(16,891)
Other income		13,684
Loss before income tax benefit		(3,207)
Income tax benefit		717
Net loss		(2,490)
Retained earnings:		
Beginning of year		71,192
End of year	$	68,702

See accompanying notes to financial statements.

VFIC SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(2,490)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease (increase) in assets:		
Accounts receivable		(51,825)
Prepaid insurance		(5,576)
Prepaid taxes		19,367
Decrease in liabilities:		
Accounts payable to affiliate		48,748
Net cash provided by operating activities		8,224
Cash and cash equivalents:		
Beginning of year		36,935
End of year	$	45,159
Supplemental cash flow information:		
Income tax refund	$	19,386

See accompanying notes to financial statements.

VFIC SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to General Creditors

Year Ended December 31, 2002

There were no liabilities subordinated to general creditors outstanding as of December 31, 2002 or during the year then ended.

VFIC SECURITIES, INC.

Notes to Financial Statements

December 31, 2002

(1) Description of Business

The Company is a broker-dealer which receives commissions from investment transactions in mutual funds and private equity securities. The majority of the Company's customers are located in the Northeast section of the United States. The Company is controlled by one shareholder.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flow, cash and cash equivalents include all highly liquid investments purchased with original maturities of three months or less.

The Company's cash balance occasionally exceeds the federal deposit insurance limits of $100,000 during the year.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) Investment

The investment at December 31, 2002 is comprised of 500 shares of common stock in the National Association of Security Dealers, Inc. The investment is carried at cost, which, in management's opinion, approximates market value at December 31, 2002.

(4) Related Party Transactions

The Company pays a management fee to Valley Forge Investment Consultants, Inc. (VFIC) for payroll and other management services provided to the Company by VFIC. The management fee for 2002 amounted to $430,592. In addition, Valley Forge Financial Group, Inc. (VFFG) allocates costs to the Company including salary, employee benefits, insurance and occupancy expenses. Rental expense, which amounted to $20,410 in 2002, is paid to an entity controlled by VFFG's controlling shareholder. At December 31, 2002, accounts payable to VFIC were $54,989.

(5) Retirement Plan

Eligible employees participate in a 401(k) Savings Plan which provides for contributions at the option of the Company. There were no contributions made by the Company in 2002.

(6) Income Taxes

Income tax benefits for the year ended December 31, 2002 are comprised of estimated federal tax benefits of $717. At December 31, 2002, the Company had net operating losses available to offset state taxable income in future years of approximately $2,100 expiring in 2017.

VFIC SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net capital	$	83,702
Nonallowable assets:		
Investment		(6,500)
Prepaid expenses		(22,725)
Net capital	$	54,477
Aggregate indebtedness:		
Accounts payable	$	54,989
Total aggregate indebtedness	$	54,989
Computation of Basic Net Capital Requirement:		
Minimum net capital required (computed amount $3,666)	$	5,000
Excess net capital at 1,500 percent	$	50,811
Excess net capital at 1,000 percent	$	48,978
Ratio: Aggregate indebtedness to net capital		1.01 to 1

Reconciliation with Company's Computation of Net Capital:

There is no difference between the Company's computation of net capital and that reflected above.

VFIC SECURITIES, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from this requirement at December 31, 2002 since there were no customer accounts carried on its books as of that date or at any time during the year ended December 31, 2002.

HKCMG HEGE KRAMER CONNELL MURPHY & GOLDKAMP, P.C.
Certified Public Accountants

North Point Office Center
200 Gibraltar Road, Suite 129
Horsham, PA 19044-2380

Phone (215) 672-6404
Fax (215) 672-6775
www.HKCMG.com

Report on Internal Control

Board of Directors
VFIC Securities, Inc.

In planning and performing our audit of the financial statements of VFIC Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hege Kramer Connell Murphy & Goldkamp, P.C.

Hege Kramer Connell Murphy & Goldkamp, PC

Horsham, PA
February 11, 2003